SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar year December 31, 2005

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
 For the transition period from to

Commission file number 1-5084

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED
RETIREMENT PLAN
2801 Hunting Park Avenue
Philadelphia, Pennsylvania 19129
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

TASTY BAKING COMPANY
2801 Hunting Park Avenue
Philadelphia, Pennsylvania 19129
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices)

TASTY BAKING COMPANY 401 (k) AND COMPANY FUNDED RETIREMENT PLAN Financial Statements, Supplemental Schedule And Independent Auditors’ Report For the Years Ended December 31, 2005 and 2004

TASTY BAKING COMPANY 401(k) and COMPANY FUNDED RETIREMENT PLAN

TABLE OF CONTENTS
Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits at December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2005 and 2004	3

Notes to Financial Statements	4 - 9

Supplemental Schedule:

Schedule H, Part IV, Line 4(i)* Schedule of Assets (Held at End of Year) as of December 31, 2005	10

Exhibits:

Signature-Annual Report Authorization
23.1 Consent of Independent Auditors-Mitchell & Titus, LLP

* Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Tasty Baking Company 401(k) and Company Funded Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Tasty Baking Company 401(k) and Company Funded Retirement Plan (“the Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mitchell & Titus, LLP
Philadelphia, PA
June 27, 2006

TASTY BAKING COMPANY 401(k) and COMPANY FUNDED RETIREMENT PLAN Statements of Net Assets Available For Benefits December 31, 2005 and 2004
	2005	2004
ASSETS
Investments	$31,814,548	$27,987,416
Receivables:
Securities sold	90,027	103,645
Total assets	31,904,575	28,091,061

LIABILITIES
Payables:
Securities purchased	-	103,819
Total liabilities	-	103,819
NET ASSETS AVAILABLE FOR BENEFITS	$31,904,575	$27,987,242

The accompanying notes are an integral part of these financial statements.

TASTY BAKING COMPANY 401(k) and COMPANY FUNDED RETIREMENT PLAN Statements of Changes in Net Assets Available For Benefits For the Years Ended December 31, 2005 and 2004
	2005	2004
ADDITIONS:
Additions to net assets attributed to:
Net appreciation (depreciation) in fair value of investments	$344,905	$(49,849)
Cash dividends	112,733	607,665
Interest	909,779	99,307
	1,367,417	657,123
Contributions -
Participant	2,154,195	1,765,632
Employer	2,125,879	348,706
	4,280,074	2,114,338
Asset transfer in	1,251,262	-
Total additions	6,898,753	2,771,461
DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	2,975,300	2,109,144
Administrative expense	6,120	6,240
Total deductions	2,981,420	2,115,384
Net increase	3,917,333	656,077
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	27,987,242	27,331,165
End of year	$31,904,575	$27,987,242

The accompanying notes are an integral part of these financial statements.

TASTY BAKING COMPANY 401(k) and COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

1.	DESCRIPTION OF PLAN

General

The Tasty Baking Company 401(k) and Company Funded Retirement Plan (the Plan) is a defined contribution plan under which all employees of Tasty Baking Company and Tasty Baking Oxford, Inc. (the Companies) who meet certain service requirements are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Merger

On March 27, 2005, the Companies merged the Tasty Baking Oxford, Inc. 401(k) Savings Plan (the Oxford Plan) into the Tasty Baking Company 401(k) Thrift Plan and renamed the merged plans as the Tasty Baking Company 401(k) and Company Funded Retirement Plan. All assets of the Oxford Plan were transferred to the Plan immediately after the effective date of the merger.

For a description of the contribution, benefits and vesting provisions of the Plan, as well as other Plan provisions, Plan participants should refer to the Plan document or Summary Plan Description (SPD).

Contributions

Under the 401(k) portion of the Plan, employee elective deferral contributions may be made in an amount up to the annual IRS contribution limit - $14,000 in 2005 ($18,000 for participants age 50 and over). Employees can contribute any whole percentage of the employees' eligible compensation as their elective deferrals subject to the annual IRS limit. The Companies make matching contributions equal to 50% of their elective deferrals that do not exceed 4% of their compensation as defined in the Plan. Elective deferral contributions are made through payroll deductions as authorized by the employees and are immediately vested. For the investment of their own contributions, participants may choose from a variety of Vanguard Group mutual fund options selected by the Plan Committee and a fund that invests primarily in common stock of Tasty Baking Company. The Plan is administered by The Vanguard Group and the Plan trustee is the Vanguard Fiduciary Trust Company. Prior to March 27, 2005, the Plan was administered by Dreyfus Service Corporation and the Plan trustee was Dreyfus Trust Company.

Under the portion of the Plan called “Tasty Funded Retirement Contributions”, the Companies make cash contributions into individual accounts for all eligible employees. These contributions will be equal to a percentage of an employee’s eligible compensation and will increase with the employee’s age and years of credited service. Employees become vested in their Tasty Funded Retirement Contributions account after five years of service.

TASTY BAKING COMPANY 401(k) and COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

1.	DESCRIPTION OF PLAN (continued)

Participants may self-direct the investment of this account, as well as their matching contribution account, in the same Vanguard Group mutual fund options that are available for the investment of their elective deferral contributions.

The investment alternatives available to participants provide choices that cover all  major sectors of the market. Participants may change the investment mix of their ongoing contributions and/or existing account balances daily, subject to certain limitations on reinvestment in certain Vanguard Group funds within a 60 day period.

Withdrawals

Participants who terminate employment can elect to have the full value in their respective accounts distributed to them including their own contributions and employer matching contributions made on their behalf. Tasty Funded Retirement Contribution amounts are also distributable upon termination of employment if the participant is vested as of the termination date.

Active participants may make withdrawals from their after-tax contribution accounts at any time for any reason. Once an active participant has been a Plan participant for five years, matching contributions previously made in the form of company stock can be withdrawn upon request as of any Plan year-end date. Participants may make withdrawals of their elective deferral contributions because of hardship provided certain conditions imposed by the Plan are satisfied. Participants may also make withdrawals from their account balance attributable to elective deferrals and matching contributions on or after the attainment of age 59 ½ . Participants may not withdraw any portion of their Tasty Funded Retirement Contributions account until they terminate employment, and then, only if they are vested in that account.

Participant Loans

The Plan allows participants to obtain loans from their vested account balance. In addition to other loan requirements, the unpaid balance from all loans outstanding to a participant from the Plan shall not exceed 50% of the vested balance of the participant's account or $50,000, whichever is less. Loans bear interest at amounts determined by the Plan Committee and are currently the Prime Rate plus 1%. Loans are repayable in equal installments through payroll deductions and are collateralized by 50% of participant's vested account balance. A detailed description of the Plan’s procedures for loans is set forth in the Participant Loan Policy which can be obtained from the Plan Committee.

TASTY BAKING COMPANY 401(k) and COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

1.	DESCRIPTION OF PLAN (continued)

Termination

The Company retains the right to terminate the Plan at any time. If the Plan is terminated, participants become 100% vested in all amounts held for their benefit under the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies, which conform with generally accepted accounting principles, have been used consistently in the preparation of the Plan’s financial statements:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Company stock fund is valued daily and at year-end on a unit basis and includes any uninvested cash within the fund. Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

TASTY BAKING COMPANY 401(k) and COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

The Plan provides for various investment options including a money market fund, Tasty Baking Company common stock, and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds offered by the Vanguard Group and in shares of common stock of Tasty Baking Company. Vanguard Fiduciary Trust Company acts as Trustee for the investments held by the Plan. Transactions in such investments are exempt from the prohibited transaction rules of ERISA and the Code.

4.	INVESTMENTS

The following table represents investments of 5% or more of the Plan’s net assets:

December 31, 2005
Tasty Baking Company Common Stock 455,728 Shares	$3,417,957

Vanguard 500 Index Fund Investor Shares	3,067,046

Vanguard Growth & Income Fund Investor Shares	3,917,488

Vanguard Small-Cap Index Fund Investor Shares	3,247,540

Vanguard Wellington Fund Investor Shares	2,286,933

Vanguard Total Bond Market Index Fund Investor Shares	1,774,350

Vanguard Retirement Savings Trust	8,342,837

Loans to Participants	1,751,025

TASTY BAKING COMPANY 401(k) and COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

4.	INVESTMENTS (continued)

December 31, 2004
Tasty Baking Company Common Stock 502,145 shares	$4,062,353

Capital Preservation Fund, LaSalle National Trust, N.A., Collective Investment Trust	8,816,954

S&P 500 Basic Index Fund, Dreyfus Service Corporation	2,613,190

Discipline Stock Fund, Dreyfus Service Corporation	3,583,227

Emerging Leaders Fund, Dreyfus Service Corporation	3,062,757

100% U.S. Treasury Intermediate Term Fund, Dreyfus Service Corporation	1,441,704

Premier Balanced Fund, Dreyfus Service Corporation	1,693,848

Loans to Participants	1,791,838

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/ (depreciated) in value as follows:

	2005	2004
Mutual Funds	$604,975	$963,454

Common Stock	(260,070)	(1,013,303)

Appreciation/ (Depreciation)	$344,905	$(49,849)

5.	PLAN EXPENSES

Tasty Baking Company is the sponsor of the Plan and pays all administrative expenses and fees on behalf of the participants excluding fees for participant loans. For the years ended December 31, 2005 and 2004, fees and expenses totaling $97,604 and $31,245, respectively, were paid to the Vanguard Group and Vanguard Fiduciary Trust Company, and Dreyfus Service Corporation and Dreyfus Trust Company, the Plan’s administrator and trustee, respectively, on behalf of the Plan’s participants.

6.	FEDERAL INCOME TAXES

The Internal Revenue Service issued a determination letter on June 7, 2004, that the Plan, as amended and restated as of January 1, 2003, which was a non-standardized prototype profit sharing plan and trust sponsored by Mellon HR Solutions, constituted a qualified plan under Section 401(a) of the Internal Revenue Code and the trust is therefore exempt from federal income taxes under provisions of Section 501(a) of the Code. Tasty Baking Company has not submitted a determination application for the provisions of the current Plan which became effective on March 27, 2005. Under recently adopted procedures, the IRS has extended the remedial amendment period and determination application periods for qualified plans. As per these new procedures, Tasty Baking Company will not have to file another determination application for the Plan until January 31, 2011.

SUPPLEMENTAL SCHEDULE

E.I.N. 23-1145880/PN
Plan Number 002

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Schedule H, Part IV, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2005

a.	b.	Identity of Issue, Borrower, Lessor or Similar Party	c.	Description of Investment Including Maturity Date Rate of Interest, Collateral Par of Maturity Value	d.	Cost	e.	Current Value
*		Tasty Baking Company		Company Stock		$4,858,914		$3,417,957

*		Vanguard Retire Savings Trust		Common Collective Trust		8,342,837		8,342,836

*		Vanguard 500 Index Inv		Registered Investment Company		2,908,293		3,067,046
*		Vanguard Growth & Income Inv		Registered Investment Company		3,721,032		3,917,488
*		Vanguard Morgan Growth Inv		Registered Investment Company		361,880		402,976
*		Vanguard Prime Money Mkt		Registered Investment Company		409,977		409,977
*		Vanguard REIT Index Fund		Registered Investment Company		133,855		139,279
*		Vanguard Sm-Cap Index Inv		Registered Investment Company		2,962,875		3,247,540
*		Vanguard Strat Equity Fund		Registered Investment Company		978,074		1,004,438
*		Vanguard Tgt Retirement 2005		Registered Investment Company		191,169		193,785
*		Vanguard Tgt Retirement 2015		Registered Investment Company		176,596		180,162
*		Vanguard Tgt Retirement 2025		Registered Investment Company		322,648		330,730
*		Vanguard Tgt Retirement 2035		Registered Investment Company		95,365		97,857
*		Vanguard Tgt Retirement 2045		Registered Investment Company		203,707		213,483
*		Vanguard Target Retirment Inc		Registered Investment Company		55,642		55,720
*		Vanguard Total Bond Mkt Idx		Registered Investment Company		1,776,119		1,774,350
*		Vanguard Total Int'l Stock Idx		Registered Investment Company		491,031		546,256
*		Vanguard Total Stock Mkt Inv		Registered Investment Company		59,810		64,531
*		Vanguard Wellington Inv		Registered Investment Company		2,256,939		2,286,933
*		Vanguard Windsor II Fund Inv		Registered Investment Company		365,705		370,179
				Subtotal - Registered Investment Company		17,470,717		18,302,730

		Loans to Participants		5% - 10.5%		-		1,751,025
				Total		$30,672,468		$31,814,548

		*Party-In-Interest

EXHIBITS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee members who administer the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN

BY	/s/ David S. Marberger
David S. Marberger for the Tasty Baking Company 401(k) Plan Committee

Date: June 27, 2006